February 25, 2021

Division of Corporation Finance

Office of Trade & Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: VOXX International Corporation

Form 10-K for the Fiscal Year Ended February 29, 2020

Filed June 15, 2020

File No. 001-09532

To Mr. Rhodes and Ms. Li:

We are pleased to respond to the comments in your letter dated February 10, 2021 regarding our most recently filed Form 10-K for the Fiscal Year Ended February 29, 2020, as indicated above. For your convenience, each of your comments is repeated below, followed by our response.

Form 10-K for the Fiscal Year Ended February 29, 2020

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

SEC Comment:

1.

You attribute the changes in net sales and gross profit in each of your reporting segments over the reporting periods to multiple factors. Please expand your discussion of the results of operations to quantify the amount of the changes contributed by each underlying factor that you identified. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 for guidance.

Response:

We respectfully acknowledge the Staff’s comment and in response, our future filings, beginning with our Form 10-K for the Fiscal Year Ended February 28, 2021, will include expanded discussions of our results of operations to quantify the changes that contributed to each underlying factor identified. Our future filings will discuss both qualitatively and quantitatively any factors, with segment data, when material to an understanding of the consolidated information. By way of illustration, we have provided an example of the revised language as if it had been included in our 2020 Form 10-K, with textual changes marked for your convenience (underlined text represents newly added disclosures):

Automotive Electronics sales, which include both OEM and aftermarket automotive electronics, represented 28.9% of the net sales for the year ended February 29, 2020, compared to 36.2% in the prior year. Sales in this segment decreased, by approximately $47,500 or 29.4%, during the year ended February 29, 2020 as compared to the prior year due to various factors, including a decline in sales of $25,900 in the Company’s EVO rear seat entertainment product line, which was due in part to slower sales for certain programs that began in the prior year and the discontinuation of two planned programs, which is attributable to a softening of global automotive industry sales during the year. The Company’s OEM and aftermarket security and remote start sales also declined by approximately $16,900 during the year ended February 29, 2020 as a result of competition due in part to a shift in demand from analog to digital remote start products, as well as the discontinuation of passive entry programs with certain customers. Sales of aftermarket satellite radio and headrest products have declined by approximately $6,400 for the year ended February 29, 2020 as compared to the prior year, as a result of an increase in standard factory equipped vehicles with these options, as well as due to price competition and increased tariffs for aftermarket headrest products. Additionally, during the year ended February 29, 2020, the Company made a non-refundable up-front payment of $900 to one of its customers as consideration for a future OEM program award, which resulted in a reduction of revenue. Offsetting the sales declines in this segment for the year ended February 29, 2020 were increases of approximately $2,800 in sales of certain aftermarket safety and security products as compared to the prior year, as well as sales of approximately $2,200 related to the Company’s newly acquired Vehicle Safety Holdings Corp. business in the fourth quarter.

EBITDA, Adjusted EBITDA, and Adjusted Diluted EBITDA per Common Share, page 44

SEC Comment:

2.

Please tell us your consideration of the guidance in Questions 103.02 and 102.05 of the Non-GAAP Compliance and Disclosure Interpretations related to your presentation of diluted adjusted EBITDA per common share as a non-GAAP financial measure.

Response:

Question 103.02 of the Non-GAAP Compliance and Disclosure Interpretations discusses which GAAP financial measure a non-GAAP performance measure should be reconciled to. In preparing its tabular reconciliation, the Company used the GAAP measure, Net income (loss) attributable to VOXX International Corporation, as a directly comparable financial measure to the non-GAAP measure presented. However, in response to the Staff’s comment, in its future filings, the Company will also include the measure of Net income (loss) as a corresponding GAAP measure related to Adjusted EBITDA and will provide a reconciliation to both EBITDA and Adjusted EBIDTA in the presentation. Set forth below is a sample of the revised disclosure for the Fiscal Year Ended February 29, 2020.

Fiscal
2020

Net loss	$(41,822)
Less: net loss attributable to non-controlling interest	(15,379)
Net loss attributable to VOXX International Corporation	(26,443)
Adjustments:
Interest expense and bank charges	3,070
Depreciation and amortization	12,055
Income tax expense	882
EBITDA	(10,436)
Adjustments:
Stock-based compensation	2,282
Life insurance proceeds	(1,000)
Gain on sale of real property	(4,057)
Settlement of Hirschmann working capital	804
Investment gain	(775)
Intangible asset impairment charges	19,543
Adjusted EBITDA	$6,361

Question 102.05 of the Non-GAAP Compliance and Disclosure Interpretations indicates that non-GAAP liquidity measures may not be presented on a per share basis in documents filed or furnished to the Commission, even if management is presenting it solely as a performance measure. The question also notes that non-GAAP per share performance measures should be reconciled to GAAP earnings per share. The Company presented Diluted Adjusted EBITDA per common share to provide a supplemental measure of the Company’s performance. The Company will remove Diluted Adjusted EBITDA per common share from future Form 10-K and Form 10-Q filings and will only present this non-GAAP per share performance measure in its quarterly and annual earnings press releases.  Additionally, in future quarterly and annual earnings press releases, beginning with the year ended February 28, 2021, the Company will reconcile GAAP diluted earnings per share to non-GAAP diluted Adjusted EBITDA per share. Set forth below is a sample of the revised earnings press release disclosure for the Fiscal Year Ended February 29, 2020.

	Fiscal
	2020
		per diluted share
Net loss	$(41,822)
Less: net loss attributable to non-controlling interest	(15,379)
Net loss attributable to VOXX International Corporation	$(26,443)	(1.08)
Adjustments:
Interest expense and bank charges	3,070	0.13
Depreciation and amortization	12,055	0.49
Income tax expense	882	0.04
EBITDA	(10,436)	(0.42)
Adjustments:
Stock-based compensation	2,282	0.09
Life insurance proceeds	(1,000)	(0.04)
Gain on sale of real property	(4,057)	(0.17)
Settlement of Hirschmann working capital	804	0.03
Investment gain	(775)	(0.03)
Intangible asset impairment charges	19,543	0.80
Adjusted EBITDA	$6,361	0.26

In connection with your review of the Company’s filing on Form 10-K for the Fiscal Year Ended February 29, 2020, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filing with the SEC, not withstanding any review, comments, action, or absence of action by the staff.

If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,

/s/ Charles M. Stoehr

Charles M. Stoehr

Senior Vice President and Chief Financial Officer